Consolidated Financial Statements
(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2018 and 2017

MANAGEMENT’S REPORT
Management’s Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting
The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2018. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.
The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of eight directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.
The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2018. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“RANDALL MACEWEN”	“TONY GUGLIELMIN”

RANDALL MACEWEN	TONY GUGLIELMIN
President and	Vice President and
Chief Executive Officer	Chief Financial Officer
March 6, 2019	March 6, 2019

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K23 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Ballard Power Systems Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Ballard Power Systems, Inc. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of loss, comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes collectively, the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 6, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 3 to the consolidated financial statements, the Company has changed its accounting policies for revenue recognition and financial instruments in 2018 due to the adoption of IFRS 15 - Revenue from Contracts with Customers and IFRS 9 - Financial Instruments.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K23 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 1999.

//s// KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
March 6, 2019

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K23 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Ballard Power Systems Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Ballard Power Systems Inc.’s (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of loss, comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2018 and the related notes (collectively, the consolidated financial statements), and our report dated March 6, 2018 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Reponsibility for the Financial Statements and Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K23 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

//s// KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
March 6, 2019

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K23 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
(Expressed in thousands of U.S. dollars)

	Note	December 31, 2018	December 31, 2017
Assets

Current assets:
Cash and cash equivalents		$192,235	$60,255
Trade and other receivables	7	38,524	23,080
Inventories	8	29,311	17,292
Prepaid expenses and other current assets		1,523	2,175
Total current assets		261,593	102,802

Non-current assets:
Property, plant and equipment	9	21,620	15,314
Intangible assets	10	8,285	17,950
Goodwill	11	40,287	40,562
Investments	12	13,994	681
Other non-current assets		321	348
Total assets		$346,100	$177,657

Liabilities and Equity

Current liabilities:
Trade and other payables	14	$21,154	$25,243
Deferred revenue	15	16,681	8,082
Provisions and other current liabilities	16	9,243	5,447
Finance lease liability	17	631	652
Total current liabilities		47,709	39,424

Non-current liabilities:
Finance lease liability	17	5,064	6,229
Deferred gain on finance lease liability	17	2,566	2,982
Provisions and other non-current liabilities	16	3,862	4,253
Employee future benefits	19	4,299	4,914
Total liabilities		63,500	57,802

Equity:
Share capital	20	1,174,889	986,497
Contributed surplus	20	291,260	290,536
Accumulated deficit		(1,184,400)	(1,157,382)
Foreign currency reserve		851	204
Total equity		282,600	119,855
Total liabilities and equity		$346,100	$177,657
See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

“Doug Hayhurst”	“Jim Roche”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Loss and Comprehensive Income (Loss)
For the year ended December 31
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Note	2018	2017
Revenues:
Product and service revenues	23	$96,586	$121,288
Cost of product and service revenues		66,912	79,688
Gross margin		29,674	41,600

Operating expenses:
Research and product development		27,039	25,022
General and administrative		14,760	12,602
Sales and marketing		8,068	7,951
Other expense	25	605	902
Total operating expenses		50,472	46,477

Results from operating activities		(20,798)	(4,877)
Finance income (loss) and other	26	(449)	1,780
Finance expense	26	(503)	(732)
Net finance income (loss)		(952)	1,048
Loss on sale of assets	27	(4,049)	(1,365)
Equity in earnings (loss) of investment in joint venture and associates	12 & 30	(1,154)	201
Impairment charges on intangible assets and property, plant and equipment	28	—	(1,484)
Loss before income taxes		(26,953)	(6,477)
Income tax expense	29	(370)	(1,571)
Net loss		(27,323)	(8,048)

Other comprehensive income (loss):

Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	19	305	(206)
		305	(206)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		647	(1,139)
		647	(1,139)
Other comprehensive income (loss), net of tax		952	(1,345)
Total comprehensive loss		$(26,371)	$(9,393)

Basic and diluted loss per share
Loss per share		$(0.15)	$(0.05)

Weighted average number of common shares outstanding		185,836,596	176,270,305

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Changes in Equity
(Expressed in thousands of U.S. dollars except per share amounts and number of shares)

						Ballard Power Systems
	Ballard Power Systems Inc. Equity					Europe A/S
	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Foreign currency reserve	Non- controlling interests	Total equity
Balance, December 31, 2016	174,749,630	$977,707	$295,547	$(1,149,128)	$718	$(3,301)	$121,543
Net loss	—	—	—	(8,048)	—	—	(8,048)
Non dilutive financing	—	—	12	—	—	—	12
DSUs redeemed (note 20)	181,788	297	(737)	—	—	—	(440)
RSUs redeemed (note 20)	298,556	706	(1,421)	—	—	—	(715)
Options exercised (note 20)	1,820,193	5,762	(2,164)	—	—	—	3,598
Warrants exercised (note 20)	1,012,500	2,025	—	—	—	—	2,025
Share-based compensation (note 20)	—	—	2,745	—	—	—	2,745
Ballard Power Systems Europe (NCI) adjustment for change in ownership (note 18)	—	—	(3,446)	—	625	3,301	480
Other comprehensive loss:
Defined benefit plan actuarial loss	—	—	—	(206)	—	—	(206)
Foreign currency translation for foreign operations					(1,139)		(1,139)
Balance, December 31, 2017	178,062,667	$986,497	$290,536	$(1,157,382)	$204	$—	$119,855
Net loss	—	—	—	(27,323)	—	—	(27,323)
Private placement (note 20)	51,831,659	183,672	—	—	—	—	183,672
DSUs redeemed (note 20)	154,752	356	(792)	—	—	—	(436)
RSUs redeemed (note 20)	149,980	338	(802)	—	—	—	(464)
Options exercised (note 20)	945,022	2,592	(964)	—	—	—	1,628
Warrants exercised (note 20)	747,563	1,434		—	—	—	1,434
Share-based compensation (note 20)	—	—	3,282	—	—	—	3,282
Other comprehensive income:
Defined benefit plan actuarial gain	—	—	—	305	—	—	305
Foreign currency translation for foreign operations	—	—	—	—	647	—	647
Balance, December 31, 2018	231,891,643	$1,174,889	$291,260	$(1,184,400)	$851	$—	$282,600

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
For the year ended December 31
(Expressed in thousands of U.S. dollars)

	Note	2018	2017
Cash provided by (used in):
Operating activities:
Net loss for the year		$(27,323)	$(8,048)
Adjustments for:
Share-based compensation	20	2,902	3,125
Employee future benefits		226	201
Employee future benefits plan contributions		(536)	(660)
Depreciation and amortization		5,015	5,064
Loss (gain) on decommissioning liabilities		(85)	390
Amortization of deferred lease inducement		(476)	—
Loss on sale of assets	27	4,049	1,365
Impairment charges on intangible assets and property, plant and equipment	28	—	1,484
Impairment loss on trade receivables	25	98	103
Unrealized loss (gain) on forward exchange contracts		570	(324)
Equity in (earnings) loss of investment in joint venture and associates	12 & 30	1,154	(201)
		(14,406)	2,499
Changes in non-cash working capital:
Trade and other receivables		(11,702)	(9,387)
Inventories		(12,932)	(572)
Prepaid expenses and other current assets		426	930
Trade and other payables		(5,573)	6,857
Deferred revenue		8,607	(12,539)
Warranty provision		3,892	2,444
		(17,282)	(12,267)
Cash used in operating activities		(31,688)	(9,768)
Investing activities:
Additions to property, plant and equipment	9	(9,854)	(3,068)
Net proceeds on sale of property, plant and equipment and other	27	1,345	981
Additions to intangible assets	10	—	(3,376)
Investment in joint venture and associates	12	(14,606)	(972)
Purchase of non-controlling interest in subsidiary	18	—	(47)
Cash used in investing activities		(23,115)	(6,482)
Financing activities:
Net payment of finance lease liabilities		(598)	(607)
Net proceeds on issuance of share capital from share option exercises	20	1,628	3,598
Net proceeds on issuance of share capital from warrant exercises	20	1,434	2,025
Net proceeds on issuance of share capital from private placement	20	183,672	—
Cash provided by financing activities		186,136	5,016
Effect of exchange rate fluctuations on cash and cash equivalents held		647	(1,139)
Increase (decrease) in cash and cash equivalents		131,980	(12,373)
Cash and cash equivalents, beginning of year		60,255	72,628
Cash and cash equivalents, end of year		$192,235	$60,255

Supplemental disclosure of cash flow information (note 31).
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

1.	Reporting entity:
The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of proton exchange membrane (“PEM”) fuel cell products for a variety of applications, focusing on the power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Portable Power / UAV, Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.
The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The consolidated financial statements of the Corporation as at and for the year ended December 31, 2018 comprise the Corporation and its subsidiaries (note 4(a)).

2.	Basis of preparation:

(a)	Statement of compliance:
These consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements were authorized for issue by the Board of Directors on March 6, 2019.
Details of the Corporation's significant accounting policies are included in note 4.
This is the first set of the Corporation's annual financial statements in which IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments have been applied. Changes to significant accounting policies are described in note 3.

(b)	Basis of measurement:
The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	Financial assets classified as measured at: amortized cost; fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL); and

•	Employee future benefits liability is recognized as the net of the present value of the defined benefit obligation, less the fair value of plan assets.

(c)	Functional and presentation currency:
These consolidated financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

(d)	Use of estimates:
The preparation of the consolidated financial statements in conformity with IFRS requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

2.	Basis of preparation (cont'd):

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

(d)	Use of estimates (cont'd):
Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, impairment loss (recoveries) on trade receivables, employee future benefits, and income taxes. These estimates and judgments are discussed further in note 5.

(e)	Future operations:
The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to finance its operations. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. There are various risks and uncertainties affecting the Corporation including, but not limited to, the market acceptance and rate of commercialization of the Corporation’s products, the ability of the Corporation to successfully execute its business plan, and general global economic conditions, certain of which are beyond the Corporation’s control.
The Corporation’s strategy to mitigate these risks and uncertainties is to continue its drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over operating expenses, managing working capital requirements, and securing additional financing to fund operations as needed until the Corporation does achieve profitable operations that are sustainable. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

3.	Changes in accounting policies:
The Corporation has consistently applied the accounting policies set out in note 4 to all periods presented in these consolidated financial statements, except as described below. The Corporation has initially adopted IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments, effective January 1, 2018. The effect of initially applying these standards during the year ended December 31, 2018 did not have a material impact on these consolidated financial statements. A number of other new standards are also effective from January 1, 2018 but they also did not have a material impact on the Corporation's financial statements.
Due to the transition methods chosen by the Corporation in applying these standards, comparative information throughout these financial statements has not been restated to reflect the requirements of the new standards.

(a)	IFRS 15 Revenue from Contracts with Customers
IFRS 15 Revenue from Contracts with Customers establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment.

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the Standard to licenses of intellectual property.

3.	Changes in accounting policies (cont'd):

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

(a)	IFRS 15 Revenue from Contracts with Customers (cont'd)
The Corporation has adopted IFRS 15 using the cumulative effect method, without practical expedients, with the effect of initially applying this standard recognized at the date of initial application of January 1, 2018. Accordingly, the information presented for 2017 has not been restated. It is presented, as previously reported, under IAS 18, IAS 11 and related interpretations.

The adoption of IFRS15 did not have a material impact on the Corporation's financial statements.

(b)    IFRS 9 Financial Instruments

IFRS 9 Financial Instruments sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement. There was no material impact to the Corporation’s financial statements as a result of transitioning to IFRS 9.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment.
IFRS 9 also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model.
The adoption of IFRS 9 did not have a material impact on the Corporation’s financial statements.

4.	Significant accounting policies:
The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated. Certain prior year comparative figures have been reclassified to comply with current year presentation.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(a)	Basis of consolidation:
The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership
	2018	2017
Guangzhou Ballard Power Systems Co., Ltd.	100%	100%
Ballard Hong Kong Ltd.	100%	100%
Protonex Technology Corporation (renamed Ballard Unmanned Systems Inc. as of January 1, 2019)	100%	100%
Ballard Services Inc.	100%	100%
Ballard Fuel Cell Systems Inc.	100%	100%
Ballard Power Systems Europe A/S	100%	100%
Ballard Power Corporation	100%	100%
The Corporation also has a non-controlling, 49% interest, in Weichai Ballard Hy-Energy Technologies Co., Ltd ("Weichai Ballard JV") and a non-controlling, 10% interest, in Guangdong Synergy Ballard Hydrogen Power Co., Ltd (“Synergy Ballard JVCo”). Both of these associated companies are accounted for using the equity method of accounting.
Subsidiaries are entities controlled by the Corporation. The Corporation controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns though its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions are eliminated in the consolidated financial statements.
(i)    Weichai Ballard JV
On November 13, 2018, the Corporation, through Ballard Hong Kong Ltd ("BHKL"), entered into an agreement with Weichai Power Co., Ltd ("Weichai Power") to create a new limited liability company based in China called Weichai Ballard Hy-Energy Technologies Co., Ltd ("Weichai Ballard JV") . The purpose of Weichai Ballard JV is to manufacture the Corporation's next-generation liquid-cooled fuel cell stack ("LCS") and LCS-based power modules for bus, commercial truck and forklift applications with exclusive rights in China. Under the agreement, Weichai is to contribute RMB 561,000,000 ($81,600,000 equivalent at December 31, 2018 exchange rate) and the Corporation is to contribute RMB 539,000,000 ($78,400,000 equivalent at December 31, 2018 exchange rate) representing 51% and 49% of the registered capital in Weichai Ballard JV, respectively. The parties will make these contributions in cash over a four year period and are not obligated to contribute any additional capital in excess of the amounts noted above.
Weichai Power made an initial capital contribution in 2018 of RMB 102,000,000 and the Corporation made an initial capital contribution of $14,286,000 (RMB 98,000,000 equivalent). In February 2019, the Corporation made an additional capital contribution of $14,506,000 (RMB 98,000,000 equivalent). Weichai Power and the Corporation will fund pro rata shares of the Weichai Ballard JV based on an agreed business plan. Weichai Power will hold three of five Weichai Ballard JV board seats and the Corporation will hold two, with the Corporation having certain shareholder protection provisions. Weichai Ballard JV is not controlled by the Corporation and therefore is not consolidated. The Corporation's 49% investment in Weichai Ballard JV is accounted for using the equity method of accounting.

(ii)	Guangzhou Ballard Power Systems
On January 10, 2017, the Corporation incorporated Guangzhou Ballard Power Systems Co., Ltd. ("GBPS"), a 100% wholly foreign-owned enterprise ("WFOE") in China to serve as the Corporation's operations entity for all of China.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(a)	Basis of consolidation (cont'd):
(iii)    Synergy Ballard JVCo
On September 26, 2016, the Corporation, through BHKL, entered into a joint venture agreement with Guangdong Nation Synergy Hydrogen Power Technology Co., Ltd (“Synergy”) to create a new limited liability company based in China called Guangdong Synergy Ballard Hydrogen Power Co., Ltd (“Synergy Ballard JVCo”). The purpose of Synergy Ballard JVCo is to carry out the Mk9 SSL fuel cell stack technology transfer transaction that was contemplated in the Mk 9 SSL Manufacturing Master Agreement to establish Mk9 SSL fuel cell stack manufacturing capabilities in China. In setting up the joint venture, as specified in the Equity Joint Venture Agreement (“EJV”) dated September 26, 2016, Synergy contributed RMB 60,300,000 ($9,000,000) and the Corporation contributed RMB 6,700,000, ($971,000) in March 2017 representing 90% and 10% of the registered capital in Synergy Ballard JVCo, respectively. The parties made their contributions in cash and the Corporation is not obligated to contribute any additional capital in excess of the amounts noted above. Synergy Ballard JVCo is not controlled by the Corporation and therefore is not consolidated. The Corporation’s 10% investment in Synergy Ballard JVCo is accounted for using the equity method of accounting.

(iv)	Ballard Hong Kong Ltd
On July 19, 2016, the Corporation incorporated Ballard Hong Kong Ltd (“BHKL”), a 100% owned holding company in Hong Kong, China.

(v)	Protonex Technology Corporation
On October 1, 2015, the Corporation acquired Protonex Technology Corporation ("Protonex"), (renamed Ballard Unmanned Systems Inc. as of January 1, 2019), a leading designer and manufacturer of advanced power management products and portable fuel cell solutions.

(vi)	Ballard Power Systems Europe
On January 18, 2010, the Corporation acquired a controlling interest in Ballard Power Systems Europe A/S (“BPSE”). BPSE (formerly Dantherm Power A/S) has been consolidated since acquisition. The remaining 43% interest was held by Dansk Industri Invest A/S (previously Dantherm Air Handling A/S). On January 5, 2017, the Corporation purchased all of the shares in its European subsidiary held by Dansk Industri Invest A/S for a nominal value of$47,000. As a result, the Corporation now owns 100% of BPSE.

(b)	Foreign currency:

(i)	Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of the Corporation and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of the transaction.

(ii)	Foreign operations
The assets and liabilities of foreign operations are translated to the presentation currency using exchange rates at the reporting date. The income and expenses of foreign operations are translated to the presentation currency using exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(c)	Financial instruments:

(i)	Financial assets
The Corporation initially recognizes loans and receivables and deposits on the date that they originated and all other financial assets on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers substantially all the risks and rewards of ownership of the financial asset.
Financial assets at fair value through profit or loss
Financial assets are classified as measured at: amortized cost; fair value through other comprehensive income ("FVOCI") or fair value through profit or loss ("FVTPL"). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. The Corporation's financial assets which consist primarily of cash and cash equivalents, trade and other receivables, and contract assets are classified at amortized cost.
The Corporation also periodically enters into foreign exchange forward contracts and platinum futures contracts to limit its respective exposure to foreign currency rate fluctuations and platinum price fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through profit or loss.

(ii)	Financial liabilities
Financial liabilities comprise the Corporation’s trade and other payables. The financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. These financial liabilities are recognized initially at fair value and subsequently are measured at amortized costs using the effective interest method, when materially different from the initial amount. Fair value is determined based on the present value of future cash flows, discounted at the market rate of interest.

(iii)	Share capital
Share capital is classified as equity. Incremental costs directly attributable to the issue of shares and share options are recognized as a deduction from equity. When share capital is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from equity. When treasury shares are subsequently reissued, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from retained earnings.

(d)	Inventories:
Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis.
Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing any impairment of inventory, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would impair the value of inventory on hand.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):
(e)     Property, plant and equipment:

(i)	Recognition and measurement
Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets includes the cost of materials, costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the site on which they are located. If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.
Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.

(ii)	Subsequent expenditure
Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Corporation.

(iii)	Depreciation
Depreciation is calculated to write-off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Corporation will obtain ownership by the end of the lease term.
The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

Building under finance lease	15 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 14 years
Furniture and fixtures under finance lease	5 years
Leasehold improvements	The shorter of initial term of the respective lease and
estimated useful life
Production and test equipment	4 to 15 years
Production and test equipment under finance lease	5 years
Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(f)	Leases:
Leases where the Corporation assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and not recognized in the statement of financial position.
Minimum lease payments made under finance leases are apportioned between finance expenses and reduction of the outstanding liability. Finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.
Payments made under operating leases are recognized in income on a straight-line basis over the term of the lease. Lease incentives received are recognized as a reduction to the lease expense over the term of the lease.
The Corporation will adopt the new IFRS 16 Leases standard commencing January 1, 2019 (note 6).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(g)	Goodwill and intangible assets:
(i)    Recognition and measurement

Goodwill	Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses.
Research and development	Expenditure on research activities is recognized in profit or loss as incurred.

Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

Intangible assets
Intangible assets, including patents, know-how, in-process research and development, trademarks and service marks and software systems that are acquired or developed by the Corporation and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

(ii)	Subsequent expenditure
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill, is recognized in profit or loss as incurred.

(iii)	Amortization
Amortization is calculated to write-off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss. Goodwill is not amortized.
The estimated useful lives for current and comparative periods are as follows:

Internally generated fuel cell intangible assets	5 years
Patents, know-how and in-process research & development	5 to 20 years
ERP management reporting software system	7 years
Trademarks and service marks	15 years
Domain names	15 years
Customer base and relationships	10 years
Acquired non-compete agreements	1 year
Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(h)	Impairment:

(i)	Financial assets
An ‘expected credit loss’ ("ECL") model applies to financial assets measured at amortized cost and debt investments at FVOCI, but not to investments in equity instruments. The Corporation's financial assets measured at amortized cost and subject to the ECL model consist primarily of trade receivables and contract assets.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(h)	Impairment (cont'd):

(i)	Financial assets (cont'd)
In applying the ECL model, loss allowances are measured on either of the following bases:

•	12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and

•	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Corporation has elected to measure loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Corporation considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on historical experience and informed credit assessment and including forward-looking information.
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that we expect to receive). ECLs are discounted at the effective interest rate of the financial asset. At each reporting date, we assess whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Impairment (losses) recoveries related to trade receivables and contract assets are presented separately in the statement of profit or loss.

(ii)	Non-financial assets
The carrying amounts of the Corporation’s non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is defined as the estimated price that would be received on the sale of the asset in an orderly transaction between market participants at the measurement date. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets.
The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes.
An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(h)	Impairment (cont'd):

(ii)	Non-financial assets (cont'd)
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i)	Provisions:
A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The unwinding of the discount is recognized as a finance expense.
Warranty provision
A provision for warranty costs is recorded on product sales at the time the sale is recognized. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.
Decommissioning liabilities
Legal obligations to retire tangible long-lived assets are recorded at the net present value of the expected costs of settlement at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to the ultimate settlement amount and the increase in asset value is depreciated over the remaining useful life of the asset.

(j)	Revenue recognition:
The Corporation generates revenues primarily from product sales, the license and sale of intellectual property and fundamental knowledge, and the provision of engineering services and technology transfer services. Product revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Intellectual property and fundamental knowledge license revenues are derived primarily from standard licensing and technology transfer agreements. Engineering service and technology transfer services revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

The details of the new significant accounting policies and the nature of the changes to previous accounting policies in relation to the Corporation’s various goods and services are set out below. Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment.

On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(j)	Revenue recognition (cont'd):
On standard licensing and technology transfer agreements, revenues are recognized on the transfer of rights to a licensee, when it is determined to be distinct from other performance obligations, and if the customer can direct the use of, and obtain substantially all of the remaining benefits from the license as it exists at the time of transfer. In other cases, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. If it is determined that the license is not distinct from other performance obligations, revenue is recognized over time as the customer simultaneously receives and consumes the benefit.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.

On long-term fixed price contracts, the customer controls all of the work in progress as the services are being provided. This is because under these contracts, the deliverables are made to a customer’s specification, and if a contract is terminated by the customer, then the Corporation is entitled to reimbursement of the costs incurred to date plus the applicable gross margin. Therefore, revenue from these contracts and the associated costs are recognized as the costs are incurred over time.

On long-term fixed price contracts, revenues are recognized over time typically on a percentage-of-completion basis, which consists of recognizing revenue for a performance obligation on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

(k)	Finance income and expense:
Finance income comprises interest income on funds invested, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in income, using the effective interest method.
Finance expense comprise interest expense on capital leases, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. Foreign currency gains and losses are reported on a net basis.

(l)	Income taxes:
The Corporation follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry forwards. The resulting changes in the net deferred tax asset or liability are included in income.
Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(m)	Employee benefits:
Defined contribution plans
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts.
Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.
Defined benefit plans
A defined benefit plan is a post-employment pension plan other than a defined contribution plan. The Corporation’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method.
When the calculation results in a benefit to the Corporation, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Corporation. An economic benefit is available to the Corporation if it is realizable during the life of the plan, or on settlement of the plan liabilities.
The Corporation recognizes all remeasurements arising from defined benefit plans, which comprise actuarial gains and losses, immediately in other comprehensive income. Remeasurements recognized in other comprehensive income are not recycled through profit or loss in subsequent periods.
Other long-term employee benefits
The Corporation’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in other comprehensive income or loss in the period in which they arise.
Termination benefits
Termination benefits are recognized as an expense (restructuring expense recorded in other operating expense) when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(m)	Employee benefits (cont'd):
Short-term employee benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.
A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(n)	Share-based compensation plans:
The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period that the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.
Fair values of share options are calculated using the Black-Scholes valuation method as of the grant date and adjusted for estimated forfeitures. For awards with graded vesting, the fair value of each tranche is calculated separately and recognized over its respective vesting period. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the income statement with a corresponding adjustment to contributed surplus.
The Corporation issues shares and share options under its share-based compensation plans as described in note 20. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

(o)	Earnings (loss) per share:
Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, adjusted for treasury shares. Diluted earnings per share is calculated using the treasury stock method.
Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share units (“DSUs”), restricted share units (“RSUs”), and “in the money” options, if any, be exercised. When the effects of outstanding stock-based compensation arrangements would be anti-dilutive, diluted loss per share is not calculated.

(p)	Government assistance and investment tax credits:
Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets, or credited against the related expense incurred in the statement of comprehensive loss, as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

(q)	Segment reporting:
An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses, and income tax assets and liabilities.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty:
Critical judgments in applying accounting policies:
Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).
Key sources of estimation uncertainty:
The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.

(a)	Revenue recognition:
On long-term fixed price contracts, revenues are recorded over time typically on a percentage-of-completion basis, which consists of recognizing revenue for a performance obligation on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. If the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

•
The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

•
The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of the Corporation’s attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the amount of consideration to which the Corporation expects to be entitled and in determining when a performance obligation has been met.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management’s assessment of the progress achieved against milestones, or that the Corporation's estimates of the work required to complete a contract may change.

(b)	Asset impairment:
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period.
These changes may result in future impairments. For example, the revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in the value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if the market capitalization decreased due to a decline in the trading price of the Corporation’s common stock, which could negatively impact the fair value of the Corporation’s operating segments.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):
(c)    Warranty provision:
A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

(d)	Inventory provision:
In determining the lower of cost and net realizable value of inventory and in establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an negative impact on the value of inventory on hand, appropriate provision are made.
If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

(e)	Financial assets including impairment of trade receivables:
An ECL model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. The Corporation's financial assets that are measured at amortized cost and subject to the ECL model consist primarily of trade receivables and contract assets.

In applying the ECL model, loss allowances are measured on either of the following bases:

•	12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and

•	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Corporation has elected to measure loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Corporation considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Corporation’s historical experience and informed credit assessment and including forward-looking information.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Corporation expects to receive). ECLs are discounted at the effective interest rate of the financial asset. At each reporting date, the Corporation assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Impairment (losses) recoveries related to trade receivables and contract assets are presented separately in the statement of profit or loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):

(f)	Employee future benefits:
The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

(g)	Income taxes:
Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Management reviews the deferred income tax assets at each reporting period and records adjustments to the extent that it is no longer probable that the related tax benefit will be realized.

6.	Recent accounting pronouncements and future accounting policy changes:
The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years. The Corporation does not expect to adopt any of these standards before their effective dates and will continue to evaluate the impact of these standards on the consolidated financial statements.
(a)    IFRS 16 - Leases
On January 13, 2016, the IASB issued IFRS 16 Leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors. Other areas of the lease accounting model have been impacted, including the definition of a lease. Transitional provisions have been provided.
The new standard is effective for annual periods beginning on or after January 1, 2019. IFRS 16 will replace IAS 17 Leases and the related interpretations.
The most significant effect of the new standard will be the lessee’s recognition of the initial present value of unavoidable future lease payments as right-of-use lease assets and lease liabilities on the statement of financial position, including those for most leases that would currently be accounted for as operating leases. Both leases with durations of 12 months or less and leases for low-value assets may be exempted.
The presentation on the statement of income and other comprehensive income required by the new standard will result in the presentation of most lease expenses as depreciation of right-of-use lease assets and financing costs arising from lease liabilities, rather than as a part of operating expenses; reported results from operating activities would thus be higher under the new standard. Relative to the results of applying the current standard, although actual cash flows will be unaffected, the lessee’s statement of cash flows will reflect increases in cash flows from operating activities offset equally by decreases in cash flows from financing activities. This is the result of the presentation of the payments of the “principal” component of leases that would currently be accounted for as operating leases as a cash flow use within financing activities under the new standard.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

6.	Recent accounting pronouncements and future accounting policy changes:
(a)    IFRS 16 - Leases (cont'd)
The Corporation will adopt IFRS 16 in its financial statements for the fiscal year beginning on January 1, 2019. The Corporation intends to apply the modified retrospective approach and will not restate comparative amounts for the year prior to first adoption. Right-of-use assets will be measured on transition at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses). As a transitional practical expedient permitted by the new standard, the Corporation will not reassess whether contracts are, or contain, leases as at January 1, 2019, that were previously identified as leases applying IAS 17 Leases, and IFRIC 4 Determining whether an Arrangement contains a Lease. Only contracts entered into (or changed) after January 1, 2019, will be assessed for being, or containing, leases applying the criteria of the new standard. The Corporation also intends to apply the practical expedient for leases that have duration of 12 months or less.
Based on the analysis completed to date of the Corporation’s leasing arrangements as of December 31, 2018, on adoption of the new standard on January 1, 2019, the Corporation expects to recognize right-of-use assets of between $9,000,000 and $11,000,000, net of lease incentives (primarily deferred lease inducements) of approximately $2,000,000, and lease liabilities of between $13,000,000 and $15,000,000.
(b)    IFRIC 23 - Uncertainty over Income Tax Treatments
On June 7, 2017, the IASB issued IFRIC Interpretation 23 Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation requires:

•	an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;

•	an entity to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and

•
if it is not probable the the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount of expected value, depending on whichever method better predicts the resolution of the uncertainty.

The Interpretation is applicable for annual periods beginning on or after January 1, 2019. The Corporation will adopt the Interpretation in its financial statements for the fiscal year beginning on January 1, 2019. Based on an analysis of the Corporation's historic tax filing positions as of January 1, 2019, the Corporation does not expect the Interpretation to have a material impact on the consolidated financial statements.
(c)     Amendments to References to the Conceptual Framework in IFRS Standards
On March 29, 2018 the IASB issued a revised version of its Conceptual Framework for Financial Reporting (“the Framework”) that underpins IFRS Standards. The IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards (“the Amendments”) to update references in IFRS Standards to previous versions of the Conceptual Framework.
Some Standards include references to the 1989 and 2010 versions of the Framework. The IASB has published a separate document which contains consequential amendments to affected Standards so that they refer to the new Framework, with the exception of IFRS 3 Business Combinations which continues to refer to both the 1989 and 2010 Frameworks.
Both documents are effective from January 1, 2020 with earlier application permitted. The Company does not intend to adopt the Amendments in its financial statements before the annual period beginning on January 1, 2020. The extent of the impact of the change has not yet been determined.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

6.	Recent accounting pronouncements and future accounting policy changes (cont'd):
(d)     Definition of a Business (Amendments to IFRS 3 Business Combinations)
On October 22, 2018 the IASB issued amendments to IFRS 3 Business Combinations, that seek to clarify whether a transaction results in an asset or a business combination.
The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If a preparer chooses not to apply the concentration test, or the test is failed, then the assessment focuses on the existence of a substantive process.
The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020 with earlier adoption permitted. The Corporation does not intend to adopt the amendments in its financial statements before the annual reporting period beginning on January 1, 2020. The extent of the impact of adoption of the amendments has not yet been determined.
e)    Definition of Material (Amendments to IAS 1 and IAS 8)
On October 31, 2018 the IASB refined its definition of material and removed the definition of material omissions or misstatements from IAS 8.
The definition of material has been aligned across IFRS Standards and the Conceptual Framework for Financial Reporting. The amendments provide a definition and explanatory paragraphs in one place. Pursuant to the amendments, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.
The amendments are effective for annual periods beginning on or after January 1, 2020 with earlier adoption permitted. The Corporation does not intend to adopt the amendments in its financial statements before the annual reporting period beginning on January 1, 2020. The extent of the impact of adoption of the amendments has not yet been determined.

7.	Trade and other receivables:

	December 31, 2018	December 31, 2017
Trade accounts receivable	$21,724	$20,439
Other receivables	7,706	1,637
Contract assets	9,094	1,004
	$38,524	$23,080
Contract assets primarily relate to the Corporation's rights to consideration for work completed but not billed as at December 31, 2018 for engineering services and technology transfer services.

Contract assets	December 31, 2018
At January 1, 2018	$1,004
Additions to contract assets	9,030
Invoiced during the year	(940)
At December 31, 2018	$9,094

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

8.    Inventories:

	December 31, 2018	December 31, 2017
Raw materials and consumables	$15,547	$8,663
Work-in-progress	10,034	4,694
Finished goods	1,460	2,440
Service inventory	2,270	1,495
	$29,311	$17,292
In 2018, the amount of raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $39,647,000 (2017 - $55,342,000).
In 2018, the write-down of inventories to net realizable value amounted to $1,300,000 (2017 - $611,000) and the reversal of previously recorded write-downs amounted to $409,000 (2017 - $531,000), resulting in a net write-down of $891,000 (2017 - $80,000). Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

9.	Property, plant and equipment:

	December 31,	December 31,
Net carrying amounts	2018	2017
Building under finance lease	$5,007	$5,819
Computer equipment	1,639	1,020
Furniture and fixtures	67	155
Leasehold improvements	1,019	1,624
Production and test equipment	13,888	6,696
	$21,620	$15,314

Cost	December 31, 2017	Additions	Disposals	Effect of movements in exchange rates	December 31, 2018
Building under finance lease	$12,180	$—	$—	$—	$12,180
Computer equipment	4,787	1,016	(215)	(4)	5,584
Furniture and fixtures	1,190	6	(87)	(6)	1,103
Leasehold improvements	8,246	71	(363)	(18)	7,936
Production and test equipment	36,431	8,932	(2,047)	(6)	43,310
	$62,834	$10,025	$(2,712)	$(34)	$70,113

Accumulated depreciation and impairment loss	December 31, 2017	Depreciation	Disposals	Effect of movements in exchange rates	December 31, 2018
Building under finance lease	$6,361	$812	$—	$—	$7,173
Computer equipment	3,767	383	(200)	(5)	3,945
Furniture and fixtures	1,035	60	(54)	(5)	1,036
Leasehold improvements	6,622	524	(211)	(18)	6,917
Production and test equipment	29,735	1,299	(1,607)	(5)	29,422
	$47,520	$3,078	$(2,072)	$(33)	$48,493
During the year ended December 31, 2018, the Corporation had cash additions of $9,854,000 and non-cash additions of $171,000 related to an adjustment for asset retirement obligations (note 16).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

9.	Property, plant and equipment (cont'd):

Cost	December 31, 2016	Additions	Disposals	Transfers	Effect of movements in exchange rates	December 31, 2017
Building under finance lease	$12,180	$—	$—	$—	$—	$12,180
Computer equipment	4,607	390	(169)	(54)	13	4,787
Furniture and fixtures	1,163	32	(17)	—	12	1,190
Leasehold improvements	8,794	7	(594)	—	39	8,246
Production and test equipment	33,053	2,639	(809)	1,532	16	36,431
Production and test equipment	2,078	—	—	(2,078)	—	—
under finance lease
	$61,875	$3,068	$(1,589)	$(600)	$80	$62,834

Accumulated depreciation and impairment loss	December 31, 2016	Depreciation	Impairment loss	Disposals	Transfers	Effect of movements in exchange rates	December 31, 2017
Building under finance lease	$5,549	$812	$—	$—	$—	$—	$6,361
Computer equipment	3,558	365	—	(169)	—	13	3,767
Furniture and fixtures	978	62	—	(17)	—	12	1,035
Leasehold improvements	6,606	566	—	(594)	—	44	6,622
Production and test equipment	28,040	1,366	284	(809)	843	11	29,735
Production and test equipment	1,443	—	—	—	(1,443)	—	—
under finance lease
	$46,174	$3,171	$284	$(1,589)	$(600)	$80	$47,520
During the year ended December 31, 2018, the Corporation disposed of certain property, plant and equipment totaling $495,000 primarily related to Protonex' Power Manager business (note 27).
Leased assets
The Corporation leases certain assets under finance lease agreements including the Corporation’s head office building in Burnaby, British Columbia (note 17).
Impairment loss
The Corporation recorded an impairment loss on property, plant and equipment of $284,000 in 2017 related to the write-off of certain Protonex Solid Oxide Fuel Cell assets to their estimated net realizable value of $50,000 (note 28).

10.    Intangible assets:

	December 31, 2018	December 31, 2017
Intellectual property acquired from UTC	$1,417	$1,864
Intellectual property acquired from H2 Logic A/S	43	129
Intellectual property acquired from Protonex	787	8,507
Internally generated fuel cell intangible assets	1,199	1,690
ERP management reporting software system	4,825	5,738
Intellectual property acquired by Ballard Power Systems Europe	14	22
	$8,285	$17,950

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

10.	Intangible assets (cont'd):

Intangible assets		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2017	$66,171	$48,088	$18,083
Additions to and acquisition of intangible assets	3,376	—	3,376
Amortization expense	—	2,309	(2,309)
Impairment charges (note 28)	—	1,200	(1,200)
At December 31, 2017	69,547	51,597	17,950
Amortization expense	—	2,354	(2,354)
Disposals	(9,138)	(1,827)	(7,311)
At December 31, 2018	$60,409	$52,124	$8,285
Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. In 2018, amortization of $2,354,000 (2017 - $2,309,000) was recorded.
During the year ended December 31, 2018, the Corporation disposed of intangible assets of $7,311,000 related to Protonex' Power Manager business (note 27).
During the year ended December 31, 2017, the Corporation recorded an impairment loss on intellectual property of $1,200,000 related to the write-off of certain Protonex Solid Oxide Fuel Cell assets to their estimated net realizable value of $nil (note 28).

11.	Goodwill:
For the purpose of impairment testing, goodwill is allocated to the Corporation’s cash-generating units which represent the lowest level within the Corporation at which the goodwill is monitored for internal management purposes, which is not higher than the Corporation’s operating segments (note 32).
Fuel Cell Products and Services
As of December 31, 2018, the aggregate carrying amount of the Corporation’s goodwill is $40,287,000 (2017 - $40,562,000).
During the year ended December 31, 2018, the Corporation adjusted its goodwill downward by $275,000 related to the sale of the assets related to Protonex' Power Manager business (note 27).
The impairment testing requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state.
The Corporation’s fair value test is a modified market capitalization assessment, whereby the fair value of the Fuel Cell Products and Services segment is determined by first calculating the value of the Corporation at December 31, 2018 based on the average closing share price in the month of December, adding a reasonable estimated control premium to determine the Corporation’s enterprise value on a controlling basis after adjusting for excess cash balances, and deducting the estimated costs to sell from this enterprise value, arriving at the fair value of the Fuel Cell Products and Services segment. Based on the fair value test, the Corporation has determined that the fair value of the Fuel Cell Products and Services segment exceeds its carrying value as of December 31, 2018.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

11.	Goodwill (cont'd):
In addition to the fair value test, the Corporation also performed a value in use test on the Fuel Cell Products and Services segment, comparing the carrying value of the segment to the present value of future cash flows expected to be derived from the segment. The principal factors used in the discounted cash flow analysis requiring significant estimation are the projected results of operations, the discount rate based on the weighted average cost of capital (“WACC”), and terminal value assumptions. The Corporation’s value in use test was based on a WACC of 10%; an average estimated compound annual growth rate of approximately 23% from 2019 to 2023; and a terminal year earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiplied by a terminal value multiplier of 10; and a WACC of 8% and a terminal year revenue multiplier of 5 for Weichai Ballard JV. The value in use assessment resulted in an estimated fair value for the Fuel Cell Products and Services segment that is consistent with the conclusion determined under the fair value, less costs to sell, assessment.
As the recoverable amount of the Fuel Cell Products and Services segment was determined to be greater than its carrying amount, no impairment loss was recorded in 2018 or 2017.

12.	Investments:

	December 31, 2018	December 31, 2017
Investment in Synergy Ballard JVCo (note 4)	$—	$676
Investment in Weichai Ballard JV (note 4)	13,989	—
Other	5	5
	$13,994	$681

Investment in Synergy Ballard JVCo	December 31, 2018	December 31, 2017
Beginning balance	$676	$1,185
Adjustment for actual cash contributed to JV	—	(34)
Elimination of 10% profit on MEAs not yet sold or consumed	(139)	(676)
Equity in earnings (loss)	(537)	201
	$—	$676
Of the $1,185,000 beginning balance at January 1, 2017, $972,000 was contributed to the investment in Synergy Ballard JVCo in 2016.

Investment in Weichai Ballard JV	December 31, 2018	December 31, 2017
Capital contribution to JV	$14,286	$—
Incorporation costs	320	—
Equity in loss	(617)	—
	$13,989	$—
Weichai Ballard JV is an associate in which the Corporation has significant influence and a 49% ownership interest.
The following table summarizes the financial information of Weichai Ballard JV as included in its own financial statements as of December 31, 2018, adjusted for foreign exchange differences and the Corporation's accounting policies and its own costs incurred to setup.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

12.	Investments (cont'd):

2018
Percentage ownership interest	49%
Cash	$20,107
Prepaid expenses and other current assets	8,856
Trade and other payables	(1,123)
Net assets (100%)	$27,840
Corporation's share of net assets (49%)	13,642
Incorporation costs	320
Foreign exchange	27
Carrying amount of investment in Weichai Ballard JV	$13,989
Operating expenses	1,259
Net loss (100%)	$1,259
Corporation's share of net loss (49%)	$617
At December 31, 2018, as specified in the Equity Joint Venture Agreement, the Corporation is committed to capital contributions to Weichai Ballard JV as follows:

Less than 1 year	$20,839
1-3 years	34,198
4-5 years	9,084
Total capital contributions	$64,121
In February 2019, the Corporation made a committed capital contribution of $14,506,000 (RMB 98,000,000 equivalent) to Weichai Ballard JV.

13.	Bank facilities:
The Corporation has certain bank facilities available to it, which are secured by a hypothecation of the Corporation’s cash and cash equivalents.
Operating Facility
The Corporation has a demand revolving facility (“Operating Facility”) in which an operating line of credit of up to CDN $7,000,000 is made available to be drawn upon by the Corporation. The Operating Facility can be utilized to finance the short-term working capital requirements of the business. Outstanding amounts are charged interest at the bank’s prime rate minus 0.50% per annum and are repayable on demand by the bank.
There was no activity under the Operating Facility in 2018, and there were no outstanding amounts payable on the Operating Facility as of December 31, 2018 and 2017.
Leasing Facility
The Corporation also has a CDN $1,830,770 capital leasing facility (“Leasing Facility”) which can be utilized to finance the acquisition and lease of operating equipment. Interest is charged on outstanding amounts at the bank’s prime rate per annum and is repayable on demand by the bank in the event of certain conditions.
At December 31, 2018, $nil (2017 - a nominal amount) was outstanding on the Leasing Facility which is included in the finance lease liability (note 17).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

13.	Bank facilities (cont'd):
Forward Contract Facility (cont'd)
The Corporation also has a CDN $5,000,000 demand revolving line (“Forward Contract Facility”) and a CDN $30,000,000 credit facility (“EncoreFX Facility”), which are both available for use when the Corporation purchases forward foreign exchange contracts or forward platinum contracts used to hedge against currency and platinum price fluctuations, respectively.
Periodically, the Corporation uses forward foreign exchange and forward platinum purchase contracts to manage exposure to currency rate fluctuations and platinum price fluctuations. These contracts are recorded at their fair value as either assets or liabilities on the balance sheet. Any changes in fair value are either (i) recorded in the statement of comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in the statement of operations if either not designated, or not qualified, under hedge accounting criteria.
At December 31, 2018, the Corporation had outstanding foreign exchange currency contracts to purchase a total of CDN $17,400,000 (2017 – CDN $12,000,000) at an average rate of 1.30 CDN per U.S. dollar, resulting in an unrealized loss of CDN $777,000 at December 31, 2018 (2017 – unrealized gain of CDN $243,000). The outstanding foreign exchange currency contracts are not qualified under hedge accounting.

14.	Trade and other payables:

	December 31, 2018	December 31, 2017
Trade accounts payable	$6,924	$13,181
Compensation payable	8,505	9,209
Other liabilities	5,327	2,491
Taxes payable	398	362
	$21,154	$25,243

15.	Deferred revenue:
Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

Deferred revenue	December 31, 2018
At January 1, 2018	$8,082
Additions to deferred revenue	19,353
Revenue recognized during the year	(10,754)

At December 31, 2018	$16,681

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

16.	Provisions and other liabilities:

	Restructuring	Warranty	Other
Balance	provision	provision	liabilities	Total
At January 1, 2017	$813	$2,755	$3,864	$7,432
Provisions made during the year	912	4,540	111	5,563
Provisions used/paid during the year	(1,424)	(905)	—	(2,329)
Provisions reversed during the year	(81)	(1,198)	—	(1,279)
Effect of movements in exchange rates	28	7	278	313
At December 31, 2017	248	5,199	4,253	9,700
Provisions made during the year	509	5,474	(63)	5,920
Provisions used/paid during the year	(560)	(1,409)	—	(1,969)
Provisions reversed during the year	(2)	(208)	—	(210)
Effect of movements in exchange rates	(4)	(4)	(328)	(336)
At December 31, 2018	$191	$9,052	$3,862	$13,105

At December 31, 2017
Current	$248	$5,199	$—	$5,447
Non-current	—	—	4,253	4,253
	$248	$5,199	$4,253	$9,700

At December 31, 2018
Current	$191	$9,052	$—	$9,243
Non-current	—	—	3,862	3,862
	$191	$9,052	$3,862	$13,105
Restructuring provision
During 2018, restructuring charges relate primarily to a change in operations leadership combined with severance obligations paid to departed employees at Protonex as a result of the disposition of the Power Manager assets and associated personnel (note 27).
During 2017, restructuring charges relate primarily to a leadership change in sales and marketing, combined with cost reduction initiatives in the general and administration function and by cost reduction initiatives at Protonex.
Warranty provision
The Corporation recorded $5,474,000 (2017 - $4,540,000) of warranty provisions of which $4,414,000 (2017 - $4,057,000) related to new product sales and $1,060,000 (2017 - $483,000) related to upward warranty adjustments. This was offset by warranty expenditures of $1,409,000 (2017 - $905,000) and downward warranty adjustments of $208,000 (2017 - $1,198,000), due primarily to contractual expirations and changes in estimated and actual costs to repair. The remaining $4,000 (2017 – $7,000 increase) reduction to the warranty provision related to the effect of movements in exchange rates.
Other liabilities: Decommissioning liabilities
A provision for decommissioning liabilities has been recorded for the Corporation’s head office building in Burnaby, British Columbia and is related to estimated site restoration obligations at the end of the lease term. The Corporation has made certain modifications to the leased building to facilitate the manufacturing and testing of its fuel cell products. Consequently, the site restoration obligations relate primarily to dismantling and removing various manufacturing and test equipment and restoring the infrastructure of the leased building to its original state of when the lease was entered into.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

16.	Provisions and other liabilities (cont'd):
Due to the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. The Corporation has determined a range of reasonably possible outcomes of the total costs for the head office building. In determining the fair value of the decommissioning liabilities, the estimated future cash flows have been discounted at 2.18% per annum (2017 – 2.26%).
The Corporation performed an assessment of the estimated cash flows required to settle the obligations for the building as of December 31, 2018. Based on the assessment, a $171,000 increase in the provision (2017 - $nil) was recorded against decommissioning liabilities, in addition to accretion costs of $36,000 (2017 - $111,000).
The total undiscounted amount of the estimated cash flows required to settle the obligation for the building is $1,825,000 (2017 - $1,773,000) which is expected to be settled at the end of the lease term in 2025.
Other liabilities: Deferred lease inducement
A lease extension and modification agreement was signed in December 2017 for the second building that eliminated the decommissioning liability at the end of the new 10 year lease term. The contractual elimination of the decommissioning liability of $2,768,000 for the second building was treated as a lease inducement and was deferred and amortized on a straight-line basis over the amended 10 year lease term, commencing January 2018.
As at December 31, 2018, the deferred lease inducement amounted to $2,292,000.

17.	Finance lease liability:
The Corporation leases its head office building under finance lease agreements. The finance lease has an imputed interest rate of 7.35% per annum and expires in February 2025.
Finance lease liabilities are payable as follows:

	December 31,	December 31,
	2018	2017
Building lease	$631	$638
Machinery lease	—	14
Finance lease liability, current	$631	$652

Building lease	$5,064	$6,191
Machinery lease	—	38
Finance lease liability, non-current	$5,064	$6,229

	Future minimum		Present value of minimum lease
At December 31, 2018	lease payments	Interest	payments
Less than one year	$1,023	$392	$631
Between one and five years	4,710	960	3,750
More than five years	1,374	60	1,314
	$7,107	$1,412	$5,695

Current			$631
Non-current			5,064
			$5,695

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

17.	Finance lease liability (cont'd):

	Future minimum		Present value of minimum lease
At December 31, 2017	lease payments	Interest	payments
Less than one year	$1,127	$475	$652
Between one and five years	4,992	1,323	3,669
More than five years	2,774	214	2,560
	$8,893	$2,012	$6,881

Current			$652
Non-current			6,229
			$6,881
The finance lease liability consists primarily of the lease of the Corporation's head office building of $5,695,000 (2017 - $6,829,000) and machinery leased by its subsidiary, Protonex of $nil (2017 - $52,000).
Deferred gains were also recorded on closing of the finance lease agreement and are amortized over the finance lease term. At December 31, 2018, the outstanding deferred gain was $2,566,000 (2017 – $2,982,000).

18.	Ballard Power Systems Europe A/S non-controlling interests:
On January 5, 2017, the Corporation purchased all of the shares in its European subsidiary held by Dansk Industri Invest A/S (previously Dantherm Air Handling A/S) for a nominal amount. As a result, the Corporation now owns 100% of it subsidiary in Europe, BPSE (formerly Dantherm Power A/S) effective January 5, 2017. The Corporation previously held 57% of the shares in BPSE before purchasing the remaining 43% of shares from Dansk Industri Invest A/S.
The Corporation acquired the remaining shares and obtained the cancellation of debt of $521,000 owed by BPSE to Dansk Industri Invest A/S for $47,000. The cancellation of debt and the removal of non-controlling interests were recorded as equity transactions resulting in a net increase of $480,000 to equity. There was no impact on the Corporation's consolidated statement of loss and other comprehensive loss.

19.	Employee future benefits:

	December 31, 2018	December 31, 2017
Net defined benefit pension plan liability	$4,215	$4,794
Net other post-retirement benefit plan liability	84	120
Employee future benefits	$4,299	$4,914
The Corporation maintains a defined benefit pension plan covering existing and former employees in the United States. The benefits under the pension plan are based on years of service and salary levels accrued as of December 31, 2009. In 2009, amendments were made to the defined benefit pension plan to freeze benefits accruing to employees at their respective years of service and salary levels obtained as of December 31, 2009. Certain employees in the United States are also eligible for post-retirement healthcare, life insurance, and other benefits.
The Corporation accrues the present value of its obligations under employee future benefit plans and related costs, net of the present value of plan assets.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

19.	Employee future benefits (cont'd):
The measurement date used to determine pension and other post-retirement benefit obligations and expense is December 31 of each year. The most recent actuarial valuation of the employee future benefit plans for funding purposes was as of January 1, 2018. The next actuarial valuation of the employee future benefit plans for funding purposes is expected to be performed as of January 1, 2019.
The Corporation expects contributions of approximately $500,000 to be paid to its defined benefit plans in 2019.
The following tables reconcile the opening balances to the closing balances for the net defined benefit liability and its components for the two plans. The expense recognized in profit or loss is recorded in finance income (loss) and other.

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
Defined benefit pension plan	2018	2017	2018	2017	2018	2017
Balance at January 1	$17,603	$16,253	$(12,809)	$(11,282)	$4,794	$4,971
Included in profit or loss
Current service cost	57	32	—	—	57	32
Interest cost (income)	621	658	(455)	(464)	166	194
Benefits payable	—	—	—	—	—	—
	678	690	(455)	(464)	223	226
Included in other comprehensive income
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
Demographic assumptions	(49)	(99)	—	—	(49)	(99)
Financial assumptions	(1,331)	1,300	—	—	(1,331)	1,300
Experience adjustment	(2)	111	—	—	(2)	111
Return on plan assets excluding interest	—	—	1,075	(1,055)	1,075	(1,055)
income
Plan expenses	(35)	(55)	35	55	—	—
	(1,417)	1,257	1,110	(1,000)	(307)	257
Other
Contributions paid by the employer	—	—	(495)	(660)	(495)	(660)
Benefits paid	(609)	(597)	609	597	—	—
	(609)	(597)	114	(63)	(495)	(660)
Balance at December 31	$16,255	$17,603	$(12,040)	$(12,809)	$4,215	$4,794

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

19.	Employee future benefits (cont'd):

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
Other post-retirement benefit plan	2018	2017	2018	2017	2018	2017
Balance at January 1	$120	$196	$—	$—	$120	$196
Included in profit or loss
Interest cost (income)	3	4	—	—	3	4
	3	4	—	—	3	4
Included in other comprehensive income
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
Demographic assumptions	—	(1)	—	—	—	(1)
Financial assumptions	(5)	3	—	—	(5)	3
Experience adjustment	7	(53)	—	—	7	(53)
	2	(51)	—	—	$2	$(51)
Other
Contributions paid by the employer	—	—	(41)	(29)	(41)	(29)
Benefits paid	(41)	(29)	41	29	—	—
	(41)	(29)	—	—	(41)	(29)
Balance at December 31	$84	$120	$—	$—	$84	$120

Included in other comprehensive income (loss)	December 31, 2018	December 31, 2017
Defined benefit pension plan actuarial gain (loss)	$307	$(257)
Other post-retirement benefit plan actuarial gain (loss)	(2)	51
	$305	$(206)
Pension plan assets comprise:

	2018	2017
Cash and cash equivalents	3%	3%
Equity securities	59%	60%
Debt securities	38%	37%
Total	100%	100%
The significant actuarial assumptions adopted in measuring the fair value of benefit obligations at December 31 were as follows:

		2018		2017
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	4.16%	3.96%	3.60%	3.27%
Rate of compensation increase	n/a	n/a	n/a	n/a
The significant actuarial assumptions adopted in determining net expense for the years ended December 31 were as follows:

		2018		2017
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	3.60%	3.96%	4.13%	3.27%
Rate of compensation increase	n/a	n/a	n/a	n/a

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

19.	Employee future benefits (cont'd):
The assumed health care cost trend rates applicable to the other post-retirement benefit plan at December 31 were as follows:

	2018	2017
Initial medical/dental health care cost trend rate	n/a	8.0%
Cost trend rate declines to medical and dental	n/a	5.0%
Year that the medical rate reaches the rate it is assumed to remain at	2023	2022
Year that the dental rate reaches the rate it is assumed to remain at	2018	2017
A one-percentage-point change in assumed health care cost trend rates would not have a material impact on the Corporation’s financial statements.

20.	Equity:

Share-based Compensation	December 31, 2018	December 31, 2017
Option Expense	$1,676	$1,245
DSU Expense for 2018	307	679
DSU Expense Adjustment for 2017	(45)	—
RSU Expense	964	1,201
Total Share-based Compensation (included in net loss)	$2,902	$3,125
2017 DSU Expense (issued in 2018) (note 20 (e))	380	(380)
Total Share-based Compensation (per statement of equity)	$3,282	$2,745

(a)	Share capital:
Authorized and issued:
Unlimited number of common shares, voting, without par value.
Unlimited number of preferred shares, issuable in series.
Private placement:
On November 13, 2018, the Corporation closed a private placement strategic equity investment with Weichai Power of 46,131,712 common shares and with Broad-Ocean Motor Co., Ltd. (a current strategic investor) of a further 5,699,947 common shares issued from treasury at $3.5464 per share for gross proceeds of $163,602,000 and $20,214,000, respectively.

Gross Offering proceeds (51,831,659 shares at $3.5464 per share)	$183,816
Less: Share issuance costs	(144)
Net Offering proceeds	$183,672

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20.	Equity (cont'd):

(b)	Share Purchase Warrants:

	Exercise price of		Exercise price of	Total
Warrants Outstanding	$1.50		$2.00	Warrants
At January 1, 2017	122,563		1,675,000	1,797,563
Warrants exercised in 2017	—		(1,012,500)	(1,012,500)
At December 31, 2017	122,563		662,500	785,063
Warrants exercised in 2018	(122,563)		(625,000)	(747,563)
Warrants expired in 2018	—	—	(37,500)	(37,500)
At December 31, 2018	—		—	—
During 2018, 747,563 (2017 - 1,012,500) warrants were exercised for an equal amount of common shares for net proceeds of $1,434,000 (2017 - $2,025,000).
At December 31, 2018, no share purchase warrants were issued and outstanding (2017 – 785,063).

(c)	Share options:
The Corporation has options outstanding under a consolidated share option plan. All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plans although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in either Canadian or U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.
All options have a term of seven years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third, and fourth years after granting.
As at December 31, options outstanding from the consolidated share option plan were as follows:

Balance	Options for common shares	Weighted average exercise price
At January 1, 2017	5,537,729	$1.84
Options granted	1,498,776	2.21
Options exercised	(1,820,193)	1.99
Options forfeited	(277,839)	1.91
Options expired	(110,300)	2.31
At December 31, 2017	4,828,173	2.01
Options granted	1,675,640	3.27
Options exercised	(945,022)	1.66
Options forfeited	(400,663)	2.22
Options expired	(24,667)	1.35
At December 31, 2018	5,133,461	$2.34

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20.	Equity (cont'd):

(c)	Share options (cont'd):
The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2018:

	Options outstanding			Options exercisable
	Number	Weighted average remaining contractual life	Weighted average exercise	Number	Weighted average
Range of exercise price	outstanding	(years)	price	exercisable	exercise price
$0.83 - $1.19	208,167	1.2	$0.90	208,167	$0.90
$1.23 - $1.96	1,689,154	4.6	1.64	736,818	1.51
$2.00 - $2.74	1,994,924	3.9	2.39	1,441,920	2.32
$2.80 - $3.74	1,241,216	6.0	3.48	68,190	3.21
	5,133,461	4.5	$2.34	2,455,095	$1.98
During 2018, 945,022 options were exercised for an equal amount of common shares for proceeds of $1,628,000. During 2017, 1,820,193 options were exercised for an equal amount of common shares for proceeds of $3,598,000 .
During 2018, options to purchase 1,675,640 common shares were granted with a weighted average fair value of $1.70 (2017 – 1,498,776 options and $1.09 fair value). The granted options vest annually over three years.
The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2018	2017
Expected life	4 years	4 years
Expected dividends	Nil	Nil
Expected volatility	64%	70%
Risk-free interest rate	2%	1%
As at December 31, 2018, options to purchase 5,133,461 common shares were outstanding (2017 – 4,828,173). During 2018, compensation expense of $1,676,000 (2017 – $1,245,000) was recorded in net loss based on the grant date fair value of the awards recognized over the vesting period.

(d)	Share distribution plan:
The Corporation has a consolidated share distribution plan that permits the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and to encourage future contribution to the Corporation. At December 31, 2018, there were 12,051,923 (2017 – 11,617,902) shares available to be issued under this plan.
During 2017 and 2018, no shares were issued under this plan and therefore no compensation expense was recorded against income.

(e)	Deferred share units:
Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors must elect to receive at least half of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plan.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20.	Equity (cont'd):

(e)	Deferred share units (cont'd):

Balance	DSUs for common shares
At January 1, 2017	1,125,250
DSUs granted	87,682
DSUs exercised	(347,588)
At December 31, 2017	865,344
DSUs granted	179,469
DSUs exercised	(297,600)
At December 31, 2018	747,213
During 2018, $307,000 of compensation expense was recorded in net loss relating to 91,361 DSUs granted during the year. For the remaining 88,108 DSUs granted during the year, estimated compensation expense of $380,000 was recorded in net income in 2017. Upon the issuance of the DSUs in 2018, a $45,000 adjustment increasing net income was recorded.
During 2017, $679,000 of compensation expense was recorded in net loss, of which $299,000 related to DSUs granted during the year. The remaining $380,000 related to compensation expense recorded in 2017 for DSUs ultimately issued in 2018.
During 2018, 297,600 DSUs (2017 – 347,588) were exercised, net of applicable taxes, which resulted in the issuance of 154,752 common shares (2017 – 181,788).
As at December 31, 2018, 747,213 deferred share units were outstanding (2017 – 865,344).

(f)	Restricted share units:
Restricted share units (“RSUs”) are granted to employees and executives. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria. A performance factor adjustment is made if there is an over-achievement of specified performance criteria, resulting in additional RSUs being converted and likewise if there is an under-achievement of specified performance criteria, a lower number of RSUs will be converted.
The Corporation has two plans under which RSUs may be granted, the consolidated share distribution plan and the market purchase RSU plan. Awards under the consolidated share distribution plan (note 20(d)) are satisfied by the issuance of treasury shares on maturity. Awards granted under the market purchase RSU Plan are satisfied by shares purchased on the open market by a trust established for that purpose. No common shares were repurchased in 2018 and 2017.

RSUs for common shares
At January 1, 2017	1,473,408
RSUs granted	735,978
RSU performance factor adjustment	186,083
RSUs exercised	(560,677)
RSUs forfeited	(160,155)
At December 31, 2017	1,674,637
RSUs granted	379,257
RSU performance factor adjustment	218,213
RSUs exercised	(290,820)
RSUs forfeited	(203,095)
At December 31, 2018	1,778,192

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20.	Equity (cont'd):

(f)	Restricted share units (cont'd):
During 2018, 379,257 RSUs were issued (2017 – 735,978). The fair value of RSU grants is measured based on the stock price of the shares underlying the RSU on the date of grant. During 2018, compensation expense of $964,000 (2017 - $1,201,000) was recorded in net loss.
During 2018, 290,820 RSUs (2017 – 560,677) were exercised, net of applicable taxes, which resulted in the issuance of 149,980 common shares (2017 – 298,556).
As at December 31, 2018, 1,778,192 RSUs were outstanding (2017 – 1,674,637).

21.	Operating leases:
In addition to other minor operating leases, the Corporation leases a facility at its Burnaby, Canada location (which has been assessed as an operating lease). This facility had a lease term expiring in 2019 which was extended to 2027 under a lease extension and modification agreement signed in December 2017. During 2018, lease payments of $2,144,000 relating to this lease were expensed (2017 - $2,107,000).
At December 31, 2018, the Corporation is committed to payments under all operating leases as follows:

Less than 1 year	$2,335
1-3 years	4,436
4-5 years	4,148
Thereafter	6,851
Total minimum lease payments	$17,770

22.	Commitments and contingencies:
In connection with the acquisition of intellectual property from UTC in April 2014, the Corporation retains a royalty obligation in certain circumstances to pay UTC a portion of any future intellectual property sale and licensing income generated from certain of the Corporation's intellectual property portfolio for a period of 15 years expiring in April 2029. No royalties were paid to UTC in the years ended December 31, 2018 and December 31, 2017.
The Corporation retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $4,613,000 (CDN $5,351,000), on sales of certain fuel cell products for commercial distributed utility applications. As of December 31, 2018, no royalties have been incurred to date for this agreement.
The Corporation also retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $1,896,000 (CDN $2,200,000), on sales of certain fuel cell products for commercial transit applications. As of December 31, 2018, no royalties have been incurred to date for this agreement.
At December 31, 2018, the Corporation has outstanding commitments aggregating up to a maximum of $2,911,000 (2017 - $3,049,000) relating primarily to purchases of property, plant and equipment.
The Corporation is committed to capital contributions to Weichai Ballard JV over a four year period (note 12).
In January, February and April 2018, certain related class action complaints were filed in U.S. Federal Court alleging violations of U.S. federal securities laws. In April 2018, plaintiffs voluntarily dismissed all but one of their cases, Porwal v. Ballard Power Systems, Inc. et al (S.D.N.Y.). Under the current scheduling order in this action, Plaintiffs filed an amended complaint on June 22, 2018. The Corporation will vigorously contest, and defend against, the complaints and believes the complaints are without merit.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

23.     Disaggregation of revenue:

The Corporation's operations and main revenue streams are the same as those described in note 4. The Corporation's revenue is derived from contracts with customers.

As disclosed in note 3, the application of IFRS 15 Revenue from Contracts with Customers at January 1, 2018 did not have a material impact on the Corporation's consolidated financial statements.

In the following table, revenue is disaggregated by geographical market, by market application, and by timing of revenue recognition.

	December 31,	December 31,
	2018	2017
Geographical markets
China	$30,791	$76,558
Europe	37,590	26,145
North America	23,871	15,425
Other	4,334	3,160
	$96,586	$121,288
Market application
Heavy Duty Motive	39,464	63,684
Portable Power	7,109	4,468
Material Handling	8,010	7,535
Back Up Power	2,426	1,933
Technology Solutions	39,577	43,668
	$96,586	$121,288
Timing of revenue recognition
Products transferred at a point in time	53,729	73,840
Products and services transferred over time	42,857	47,448
	$96,586	$121,288

24.	Personnel expenses:
Personnel expenses are included in cost of product and service revenues, research and product development expense, general and administrative expense, sales and marketing expense, and other expense.

	December 31, 2018	December 31, 2017
Salaries and employee benefits	$46,381	$44,763
Share-based compensation (note 20)	2,902	3,125
	$49,283	$47,888

25.	Other operating expense:

	December 31, 2018	December 31, 2017
Net impairment loss on trade receivables	$98	$103
Restructuring expense	507	799
	$605	$902

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

25.	Other operating expense (cont'd):
In 2018, the Corporation recorded net impairment losses of $98,000 (2017 - $103,000) primarily due to amounts that remained uncollected. In the event that the Corporation recovers any amounts previously recorded as impairment losses, the recovered amount will be recognized as a reversal of the impairment loss in the period of recovery.
During 2018, restructuring charges of $507,000 relate primarily to a change in operations leadership combined with severance obligations paid to departed employees at Protonex as a result of the disposition of the Power Manager assets and associated personnel (note 27).
During 2017, restructuring charges of $799,000 relate primarily to a leadership change in sales and marketing, combined with cost reduction initiatives in the general and administrative function and by cost reduction initiatives at Protonex.

26.	Finance income and expense:

	2018	2017
Employee future benefit plan expense (note 19)	$(226)	$(230)
Pension administration expense	(117)	(118)
Investment and other income	1,034	417
Other income (loss)	(62)	19
Foreign exchange gain (loss)	(1,078)	1,692
Finance income (loss) and other	$(449)	$1,780
Finance expense	$(503)	$(732)

27.	Loss on sale of assets:

	2018	2017
Loss on sale of Power Manager assets	$(3,957)	$—
Loss on sale of SOFC assets	(94)	(508)
Loss on sale of Telecom Backup Power assets	—	(866)
Gain on miscellaneous disposals	2	9
	$(4,049)	$(1,365)

	2018	2017
Cash proceeds received on sale of Power Manager assets	$2,000	$—
Less: Disposition costs	(707)	—
Net cash proceeds received on sale of Power Manager assets	$1,293	—
Cash proceeds received on sale of SOFC assets	50	—
Cash proceeds received on sale of Telecom Backup Power assets	—	972
Cash proceeds from miscellaneous disposals	2	9
Net cash proceeds received on sale of assets	$1,345	$981

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

27.	Loss on sale of assets (cont'd):
Loss on sale of Power Manager assets
During the year ended December 31, 2018, the Corporation divested certain assets of Protonex related to its Power Manager business while retaining certain Protonex assets related to fuel cell propulsion systems for the unmanned systems market. The Power Manager assets were sold to Revision, a private U.S. based company. At closing, the Corporation received initial proceeds of $2,000,000, a $2,132,000 note receivable payable in the second quarter of 2019, and may receive up to a further $11,250,000, based on achievement of specific sales objectives during a 12-month earn-out period. During the year ended December 31, 2018, the Corporation recorded a loss on sale of these assets of $3,957,000 after estimating the amount of variable consideration included in the transaction price that is constrained to be $2,000,000, as opposed to the above noted maximum possible earn-out amount of $11,250,000. The estimate of the ultimate transaction price, including the estimate of the amount of earn-out variable consideration that is considered constrained of $2,000,000, will be reassessed each quarter-end during 2019. Any change in the estimated transaction price will result in an adjustment to the above noted loss on sale of assets which will be recognized on a prospective basis.

Cash proceeds received in 2018	$2,000
Note receivable as of December 31, 2018	2,132
Proceeds receivable (constrained estimate of earn-out payments)	2,000
Total proceeds	6,132
Less: Disposition costs	(707)
Net proceeds	5,425
Less: Net book value of disposed assets	(9,382)
Loss on sale of assets in 2018	$(3,957)
Loss on sale of SOFC assets

During the year ended December 31, 2017, the Corporation performed a strategic review of its subsidiary, Protonex, specifically its Solid Oxide Fuel Cells ("SOFC") business. As a result, certain SOFC assets were transferred to a private start-up company, Upstart Power Inc. ("Upstart"), effective December 31, 2017 for nominal consideration, resulting in a loss on sale of assets of $508,000. Upstart also received an Option to Purchase certain property, plant and equipment that was used primarily for SOFC fuel cell development. This Equipment Purchase Option was exercised in August 2018, resulting in cash proceeds of $50,000 and a further loss on sale of property, plant and equipment of $94,000.

Loss on sale of Telecom Backup Power assets

During the year ended December 31, 2017, the Corporation recorded an additional loss on sale of assets of $866,000 as the remaining potential purchase price was written down to its revised estimated fair value of $nil.

28.	Impairment charges on intangible assets and property, plant and equipment:
During the year ended December 31, 2017, the Corporation recorded total impairment losses of $1,484,000, consisting of a $1,200,000 impairment charge on intangible assets and a $284,000 impairment charge on property, plant and equipment as the Corporation wrote-off certain SOFC assets to their estimated net realizable value of $50,000. The impairment charges were incurred as a result of the Corporation's divestiture of its SOFC assets to Upstart Power (note 27).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

29.	Income taxes:

(a)	Current tax expense:
The components of income tax benefit (expense) included in the determination of the profit (loss) from continuing operations comprise of:

	2018	2017
Current tax expense
Current period income tax	$51	$34
Withholding tax	319	1,537
Total current tax expense	$370	$1,571
Deferred tax expense
Origination and reversal of temporary differences	$1,834	$(13,227)
Adjustments for prior periods	(1,138)	(1,922)
Change in unrecognized deductible temporary differences	(696)	15,149
Total deferred tax expense	$—	$—

Total income tax expense	$370	$1,571
The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for companies. The principal factors causing the difference are as follows:

	2018	2017
Net loss before income taxes	$(26,953)	$(6,477)
Expected tax recovery at 27.00% (2017 – 26.00%)	$(7,277)	$(1,684)
Increase (reduction) in income taxes resulting from:
Non-deductible expenses	1,009	362
Investment tax credits earned	(2,439)	(1,300)
Foreign tax rate differences	227	(1,341)
Change in unrecognized deductible temporary differences	8,531	3,997
Other	319	1,537
Income taxes	$370	$1,571

(b)	Unrecognized deferred tax liabilities:
At December 31, 2018, the Corporation did not have any deferred tax liabilities resulting from taxable temporary differences related to unremitted earnings of controlled subsidiaries.

(c)	Unrecognized deferred tax asset:
At December 31, 2018, the Corporation did not recognize any deferred tax assets resulting from the following deductible temporary differences for financial statement and income tax purposes.

	2018	2017
Scientific research expenditures	$83,661	$81,459
Accrued warranty provision	15,892	14,209
Share issuance costs	668	982
Losses from operations carried forward	107,339	110,851
Investment tax credits	30,231	29,473
Property, plant and equipment and intangible assets	168,311	173,928
	$406,102	$410,902

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

29.	Income taxes (cont'd):

(c)	Unrecognized deferred tax asset (cont'd):
Deferred tax assets have not been recognized in respect of these deductible temporary differences because it is not currently probable that future taxable profit will be available against which the Corporation can utilize the benefits.
The Corporation has available to carry forward the following as at December 31:

	2018	2017
Canadian scientific research expenditures	$83,661	$81,459
Canadian losses from operations	33,801	38,840
Canadian investment tax credits	30,231	29,473
German losses from operations for corporate tax purposes	553	624
U.S. federal losses from operations	45,140	43,074
Denmark losses from operations	25,757	27,068
Hong Kong losses from operations	24	6
The Canadian scientific research expenditures may be carried forward indefinitely. The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2030 to 2038.
The German, Hong Kong and Denmark losses from operations may be used to offset future taxable income in Germany, Hong Kong and Denmark for corporate tax and trade tax purposes and may be carried forward indefinitely.
The U.S. federal losses from operations incurred prior to January 1, 2018 may be used to offset future U.S. taxable income and expire over the period from 2021 to 2037 and may be carried forward indefinitely for losses incurred after January 1, 2018.
The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire over the period from 2020 to 2038.

30.	Related party transactions:
Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation’s equity accounted investees: Synergy Ballard JVCo and Weichai Ballard JV.
For the year ended December 31, 2018 and 2017, related party transactions and balances with the Corporation's 10% owned equity accounted investee, Synergy Ballard JVCo, were as follows:

Balances with related party - Synergy Ballard JVCo	2018	2017
Trade and other receivables	$481	$1,415
Investments	—	676
Deferred revenue	2,021	2,973

Transactions during the year with related party - Synergy Ballard JVCo	2018	2017
Revenues	$17,547	$30,916

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

30.	Related party transactions (cont'd):
For the year ended December 31, 2018 and 2017, related party transactions and balances with the Corporation's 49% owned equity accounted investee, Weichai Ballard JV, were as follows:

Balances with related party - Weichai Ballard JV	2018	2017
Trade and other receivables	$1,123	$—
Investments	13,989	—
Deferred revenue	8,875	—

Transactions during the year with related party - Weichai Ballard JV	2018	2017
Revenues	$1,248	$—
The Corporation provides key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Corporation’s share-based compensation plans (note 20).
In addition to cash and equity compensation, the Corporation provides the executive officers with certain personal benefits, including car allowance, medical benefit program, long and short-term disability coverage, life insurance and an annual medical, financial planning allowance and relocation allowances and services as necessary.
The employment agreements for the executive officers are substantially the same with slight variations by individual. The maximum obligation that is required to be provided in the event of termination is notice of 12 months plus one month for every year of employment completed with the Corporation, or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period. If there is a change of control, and if the executive officer’s employment is terminated, including a constructive dismissal, within 2 years following the date of a change of control, the executive officer is entitled to a payment equivalent to payment in lieu of a 24 month notice period. The minimum obligation that is required is limited to that required by employment standards legislation plus one day for every full month of employment since hire date, with no distinction made for a change of control situation.
Key management personnel compensation is comprised of:

	2018	2017
Salaries and employee benefits	$2,869	$3,420
Post-employment retirement benefits	49	52
Termination benefits	12	516
Share-based compensation (note 20)	1,353	1,749
	$4,283	$5,737

31.	Supplemental disclosure of cash flow information:

Non-cash financing and investing activities:	2018	2017
Compensatory shares	$693	$1,003
Constrained earn-out receivable on sale of assets	2,000	—

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

32.	Operating segments:
The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on the power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Portable Power / UAV, Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the licensing and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.
As a result of the sale of the Power Manager assets (note 27) in 2018, the Corporation has renamed the former Portable Power market as the Portable Power / UAV market. As the sale of the Power Manager assets is not presented as a discontinued operation, the Portable Power / UAV market includes revenues associated with the Power Manager business prior to its sale, and product and service revenues generated from the retained Protonex assets related primarily to fuel cell propulsion systems for unmanned systems.
In 2018, revenues included sales to two individual customers of $26,587,000 and $17,547,000, respectively, which each exceeded 10% of total revenue.
In 2017, revenues included sales to three individual customers of $31,080,000, $30,555,000 and $17,989,000, respectively, which each exceeded 10% of total revenue.
Revenues from continuing operations by geographic area, which are attributed to countries based on customer location for the years ended December 31, are as follows:

Revenues	2018	2017
China	$30,791	$76,558
Germany	28,685	18,984
U.S.	23,505	14,881
Japan	3,901	2,579
Belgium	3,531	308
Denmark	1,889	808
UK	1,431	943
Netherlands	892	374
Canada	366	551
Taiwan	287	483
France	276	1,755
Poland	213	2,455
Finland	198	379
Norway	187	37
Spain	168	5
Other countries	266	188
	$96,586	$121,288
Non-current assets by geographic area are as follows:

	December 31,	December 31,
Non-current assets	2018	2017
Canada	$65,346	$60,481
U.S.	4,880	13,622
China	14,012	692
Denmark	269	60
	$84,507	$74,855

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

33.	Financial instruments:

(a)	Fair value:
The Corporation’s financial instruments consist of cash and cash equivalents, trade and other receivables, investments, and trade and other payables. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments.
Fair value measurements recognized in the statement of financial position must be categorized in accordance with the following levels:

(i)	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

(iii)	Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(b)	Financial risk management:
The Corporation primarily has exposure to foreign currency exchange rate risk, commodity risk, interest rate risk, and credit risk.
Foreign currency exchange rate risk
Foreign currency exchange rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars.
The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash and cash equivalents in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating an economic hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2018, the Corporation held Canadian dollar denominated cash and cash equivalents of CDN $18,490,000 and outstanding forward foreign exchange contracts to sell a total of CDN $17,400,000 in 2018 at an average rate of CDN $1.30 to US $1.00.
The following exchange rates applied during the year ended December 31, 2018:

	$U.S. to $1.00 CDN	$CDN to $1.00 U.S.
January 1, 2018 Opening rate	$0.798	$1.254
December 31, 2018 Closing rate	$0.734	$1.363
Fiscal 2018 Average rate	$0.772	$1.296
Based on cash and cash equivalents and forward foreign exchange contracts held at December 31, 2018, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $2,633,000 recorded against net income.
If the Canadian dollar weakened 10% against the U.S. dollar, there would be an equal, and opposite impact, on net income. This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2018, and 2017
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

33.	Financial instruments (cont'd):

(b)	Financial risk management (cont'd):
Commodity risk
Commodity risk is the risk of financial loss due to fluctuations in commodity prices, in particular, for the price of platinum and palladium, which are key components of the Corporation’s fuel cell products. Platinum and palladium are scarce natural resources and therefore the Corporation is dependent upon a sufficient supply of these commodities. To manage its exposure to commodity price fluctuations, the Corporation may include platinum and or palladium pricing adjustments directly into certain significant customer contracts, and may also periodically enter into platinum and or palladium forward contracts. At December 31, 2018, there were no outstanding forward platinum contracts under the Forward Contract Facility.
Interest rate risk
Interest rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.
Based on cash and cash equivalents at December 31, 2018, a 0.25% decline in interest rates, with all other variables held constant, would result in a decrease in investment income of $481,000. If interest rates had been 0.25% higher, there would be an equal and opposite impact on net income.
Credit risk
Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Corporation’s accounts receivable. The Corporation manages its exposure to credit risk on accounts receivable by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continuously monitors these exposures.

34.	Subsequent Event:
In February 2019, the Corporation made a committed capital contribution of $14,506,000 (RMB 98,000,000 equivalent) to Weichai Ballard JV (note 12).